

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2010

Via U.S. Mail

Mr. Isaac Berensztejn
Chief Financial Officer
Empresa Brasileira de Telecomunicações S.A.—Embratel
Av. Presidente Vargas, n° 1012
20071-002 Rio de Janeiro, RJ, Brazil

> **Re:** **Net Serviços de Comunicação S.A.**
> **Schedule TO-T/13E-3**
> **Filed by Empresa Brasileira de Telecomunicações S.A.—Embratel**
> **Filed on August 30, 2010**
> **File No. 005-84654**

Dear Mr. Berensztejn:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   As previously discussed with your counsel, we have concerns about the structure of the offer, and specifically, the fact that the precise number of shares you will purchase depends in part on the number of shares tendered in the offer. We are awaiting further analysis from your counsel on this point.

2.   We note that Embrapar is not included on the cover page as a bidder or an affiliate engaged in the Rule 13e-3 transaction, but your disclosure and signature page appear to indicate otherwise. Please revise your cover page.

3.   We also note that Embrapar's controlling shareholder, Telmex Internacional S.A.B
        de C.V., may lend or contribute the funds required to consummate the tender offer, but is
        not a filing person. Please provide your analysis as to whether the Slim Family or the
        entities controlled thereby (including Telmex Internacional) are bidders or affiliates
        engaged in the Rule 13e-3 transaction. Refer to the factors discussed in Section II.D.2 of
        the Current Issues and Rulemaking Projects Outline (November 14, 2000). To the extent
        that you add parties as filing persons, please be aware that you must include all of the
        disclosure required by Schedule TO and/or Schedule 13E-3 as to those parties. You may
        also be required to disseminate revised offer materials and to extend the length of the
        offer, depending on the materiality of any new information provided.

4.   Neither Embratel nor Embrapar appear to have made any filings with respect to Net
        under Regulation 13D-G. Please provide us with your analysis as to the applicability of
        that regulation.

5.   Note that we may have additional comments once Net files its Schedule 14D-9 with
        respect to the offer.

Summary Term Sheet, page 1

6.   While the summary may not contain all of the information about the offer included later
        in the disclosure document, it must include a complete description of all of the material
        features of the offer and therefore should not be characterized as incomplete. Please
        revise.

Will tendered Preferred Shares be subject to proration?, page 3

7.   Please disclose whether securities returned to a holder as a result of proration will be in
        the form of ADSs or Preferred Shares. If the securities will be returned in the form of
        ADSs, please disclose whether any fees will be charged for returning the securities in this
        form.

Are there appraisal rights with respect to the tender offer?, page 4

8.   How will the thee-month put right be handled: as a subsequent offering period in this
        offer or as a separate "follow on" offer? Please advise. We may have further comments.

How do holders tender the Preferred Shares underlying ADSs?, page 5

9.   Please provide more details about the "taxes or governmental charges" tendering ADS
        holders must pay in connection with the purchase of shares in the offer, including the
        estimated amount of such fees. We may have further comments.

Subsequent Payments, page 17

10.   In the first bullet point you refer to "one or more of the events described above." Please
         clarify this disclosure.

Position of Embratel Regarding Fairness of the Tender Offer to Unaffiliated Holders of Preferred
Shares and ADSs, page 18

11.   Please clarify the caption and disclosure throughout this section to clarify whether the
         positions expressed are those of Embrapar, as well as Embratel.

12.   Please revise to more clearly and consistently articulate whether the going private
         transaction is both substantively and procedurally fair. Refer to Item 1014(a) of
         Regulation M-A and Q&A No. 21 in SEC Release No. 34-17719 (April 13, 1981).

13.   You state that you did not consider the third-party sale value or liquidation value of Net,
         because you have neither the ability nor the intention to cause such a sale or liquidation.
         However, these are methods of valuation which may be relevant, regardless of your intent
         or ability to effect them. See Instruction 2 to Item 1014 of Regulation M-A. Please
         revise.

Valuation Report of Banco Itaú BBA S.A., page 22

14.   Your statement that the Portuguese translation of the valuation report shall prevail for all
         purposes implies that security holders are not entitled to rely on the information. Please
         revise.

15.   Please disclose why Itaú BBA limited its VWAP analysis to a twelve month period.

16.   Please disclose the method of selection of Itaú BBA. See Item 1015(b)(3) of
         Regulation M-A.

17.   Please include the statement set forth in Item 1015(b)(5) of Regulation M-A. While the
         valuation report is not explicitly referred to as a fairness opinion, it appears to serve the
         same function.

Discounted Cash Flow Analysis, page 24

18.   Please disclose the projected revenue growth rates, EBITDA margin, and CAPEX figures
         used in your discounted cash flow analysis. Please also disclose how those figures were
         determined after 2014 in each case, and how they were determined to be reasonable
         assumptions. For instance, we note that 2010 CAPEX for Net was set at 22.1%, but after
         2014, Itaú BBA posited that this would converge to the average CAPEX for four other

companies at 15.5%. Likewise, the Itaú BBA model assumes that the EBITDA margin for Net would rise from 28.9% in 2010 to 31.4% in 2020.

19.   Please disclose how Itaú BBA determined that a weighted average cost of capital of 8.9% to 9.9% and perpetuity growth rates of 3% to 4% were appropriate.

Comparable Market Multiples, page 25

20.   Please disclose the fact that Itaú BBA analyzed P/E multiples, the results of the analysis, and why Itaú BBA concluded that this did not adequately estimate Net's value.

21.   Please disclose how Itaú BBA arrived at a range of R$12.12 to R$19.5 based on trading multiples of 3.5x to 5.1x.

Precedent Transactions Multiples, page 25

22.   Please disclose any shortcomings inherent in determining an appropriate precedent transaction multiple by including two out of three prior transactions by the subject company.

23.   Please disclose the amount of the fee paid to Itaú BBA by Net in January 2010. Please also note that Item 1015(b)(4) of Regulation M-A requires disclosure of compensation paid with respect to transactions within the past two years. Finally, please disclose in this section the fee that Itaú BBA will receive in connection with this transaction.

Terms of the Tender Offer and Expiration Date, page 27

24.   You state that you will pay for the securities purchased in the offer on the third Brazilian business day following the auction. Please clarify whether tendering holders will receive this consideration on the third Brazilian business day following the auction. If not, please disclose when you expect tending holders will receive this consideration. Refer to Rule 14e-1(c) under the Exchange Act.

Proration, page 28

25.   We note that the proration factor will be determined on the basis of public shareholdings, but that proration will be applied globally to all tenders, regardless of whether made by public shareholders. This would appear to result, in certain circumstances, in less than one-third of the shares being purchased, even if more than one-third and less than two-thirds of the shares are tendered. Please advise.

26.   In Amendment No. 1 to your Schedule TO, you removed disclosure from your summary section stating that, if proration applies, tendering ADS holders may be required to pay

fees of the ADS depositary for cancellation of ADSs representing Preferred Shares that you do not purchase. However, you have retained similar disclosure in this section. Please clarify whether holders of ADSs will be required to pay fees for cancellation of ADSs representing Preferred Shares that you do not purchase, if proration applies. We may have further comment.

<u>Tender of Preferred Shares Represented by ADSs through the Receiving Agent, page 32</u>

27.   You state that unpurchased ADSs will be credited to the account at DTC from which they were transferred as soon as practicable after expiration or termination of the offer. Please revise this disclosure so that it is consistent with Rule 14e-1(c) under the Exchange Act.

<u>Certain Information About Net, page 43</u>

28.   Given that you have provided summary financial information only, please incorporate the financial information required by Item 1010(a) and (b) by reference, or disclose it directly in the schedule. See Instructions 1 and 3 to Item 13 of Schedule 13E-3.

<u>Certain Information About Embratel and Embrapar, page 48</u>

29.   You do not appear to have provided any financial information regarding Embratel or Embrapar. We note your statement in this section that the offer is being made for all outstanding Preferred Shares, however, your proration mechanism does not appear consistent with this assertion. Please provide financial information for these entities in accordance with Item 1010 of Regulation M-A, or advise us as to why you believe that this is not required.

<u>Schedule 1</u>

30.   Disclose the country of citizenship for each natural person listed on this schedule. See Item 1003(c)(5) of Regulation M-A.

<u>Schedule 2</u>

31.   Disclose where and how the listed transactions were effected. See Item 1008(b)(5) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Christina E. Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (212) 225-3999
        Daniel S. Sternberg, Esq.
        Cleary Gottlieb Steen & Hamilton LLP